EX-99.77C VOTES

77C: Submission of matters to a vote of security holders

PMC Funds

A Special Meeting of Shareholders of the PMC Funds (the “PMC Funds”) was held June 11, 2010 at the offices of U.S. Bancorp Fund Services, LLC, 615 East Michigan Avenue, Milwaukee, Wisconsin, pursuant to notice given to all shareholders of record of the PMC Funds at the close of business on March 31, 2010.  At the Special Meeting, shareholders were asked to approve a new Investment Advisory Agreement between the Advisor and the Trust on behalf of the PMC Funds.

The tabulation of the shareholder votes rendered the following results:

	Votes For	Votes Against	Abstained
Core Fixed Income Fund	3,183,040	48,046	0
Diversified Equity Fund	3,111,231	8,753	0